UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11‑K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

EXXONMOBIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(millions of dollars)

	December 31,
	2020	2019
Assets

Investments, at fair value (Note 5):

Exxon Mobil Corporation common stock	4,680	7,606

Other investments	12,915	11,662

Other investments on loan	—	2

Total investments	17,595	19,270

Receivables:

Notes receivable from participants	163	161

Other receivables	—	1

Total receivables	163	162

Total assets	17,758	19,432

Liabilities

Payables and accrued liabilities	57	67
Payable for cash collateral on securities on loan	—	2

Total liabilities	57	69

Net assets available for benefits	17,701	19,363

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED 2020
(millions of dollars)

Contributions:

Employer	240
Participant	493
Transfers-in at fair value	68

Total contributions	801

Investment income/(loss):

Interest	59
Dividends	386
Net depreciation in fair value of investments	(1,336)

Net investment loss	(891)

Interest income on notes receivable from participants	8

Benefit payments	(1,580)

Net decrease	(1,662)

Net assets available for benefits:

Beginning of year	19,363

End of year	17,701

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), a "defined contribution plan" described in Section 3(34) of ERISA, and a non-leveraged Employee Stock Ownership Plan. The notes to the financial statements give a general description of the Plan. Participants should refer to the Plan Document for a more complete discussion of the Plan's provisions.

Contributions

The Plan permits participant contributions that range from 6 percent to 20 percent of each participant’s eligible pay. The Company matches only the minimum 6 percent contribution in an amount equal to 7 percent of a participant’s eligible pay. However, effective October 1, 2020, the Company suspended Plan matching contributions.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100 percent upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or death while an employee.

Forfeitures

During 2020, employer contributions totaling $2 million were forfeited by terminating employees and used to offset employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 5.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2020 and 2019.  In accordance with the Savings Plan Securities Lending Agreement with The Northern Trust Company, the market value of the collateral held at the time of trade execution is required to be at least 102 percent of the market value of securities on loan or at least 105 percent if the collateral held and securities on loan are denominated in different currencies.  The fair value of U.S. Government securities on loan was $0 and $2 million, at December 31, 2020 and 2019, respectively.  The securities on loan are reflected in the Statements of Net Assets Available for Benefits at December 31, 2020 and 2019 and the Schedule of Assets (Held At End Of Year). The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation / depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan participants invest in various investment options offered by the Plan.  Investments in these Plan-offered options are subject to various risks, such as interest rate, market value, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

In 2020, the COVID-19 pandemic caused significant volatility in U.S. and international financial markets, which impacted the Plan’s investments performance.

Expenses

Investment income from all sources is stated net of brokerage fees on purchases and sales of ExxonMobil common stock, administrative expenses and investment management fees.  Fees for delivery of checks that are expedited upon request by participants are charged to the participant’s account.  All other administrative fees are paid by the Company.  Administrative expenses are recorded when incurred.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3:  Related Party and Party in Interest Transactions

During 2020, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial services to the Plan and acted as securities lending agent during the Plan year, and therefore, purchases and sales of these investments qualified as party in interest transactions.  The Plan holds Exxon Mobil Corporation common stock.  Exxon Mobil Corporation is the employer of Plan participants and is the Plan sponsor, and any transactions in Exxon Mobil Corporation common stock qualify as party in interest transactions.

Notes receivable from participants (participant loans) also qualify as party in interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated August 7, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The Plan administrators and legal counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5:  Fair Value Measurements

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment.  The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet Plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5: Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2020 Using*
(millions of dollars)
Description of investments	Value		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)

ExxonMobil common stock	4,680		4,680	(1)
U.S. Government Securities	2,004				2,004	(2)
Corporate Debt Securities	29				29	(2)

Total	6,713		4,680		2,033

Common/Collective trusts (at net asset value)**:
S&P 500 Fund	4,907	(3)
Small & Mid Cap Fund	3,045	(3)
World Ex-US Equity Fund	1,650	(3)
Aggregate Bond Fund	1,225	(4)
Short term investments	55	(5)

Total	17,595

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.
(2)     For U.S. government securities and corporate debt securities, fair value is based on observable inputs of comparable market transactions.
(3)     Investments in common and preferred stocks held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common/collective trusts is based on observable quoted prices on an active exchange.
(4)     Investments in debt securities and fixed income assets held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.
(5)     Short term investments held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

* There are no “Level 3” investments.
** Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5: Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2019 Using*
(millions of dollars)
Description of investments	Value		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)

ExxonMobil common stock	7,606		7,606	(1)
U.S. Government Securities	1,946				1,946	(2)
Corporate Debt Securities	56				56	(2)

Total	9,608		7,606		2,002

Common/Collective trusts (at net asset value)**:
S&P 500 Fund	4,450	(3)
Small & Mid Cap Fund	2,527	(3)
World Ex-US Equity Fund	1,529	(3)
Aggregate Bond Fund	1,091	(4)
Short term investments	65	(5)

Total	19,270

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.
(2)     For U.S. government securities and corporate debt securities, fair value is based on observable inputs of comparable market transactions.
(3)     Investments in common and preferred stocks held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common/collective trusts is based on observable quoted prices on an active exchange.
(4)     Investments in debt securities and fixed income assets held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.
(5)     Short term investments held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

* There are no “Level 3” investments.
** Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)
	U.S. GOVERNMENT SECURITIES

	U.S SAVINGS BOND SERIES I	2.270%	02/01/38	262,114		262,114
	U.S SAVINGS BOND SERIES I	3.070%	10/01/32	168,188		168,188
	U.S SAVINGS BOND SERIES I	1.780%	05/01/44	197,166		197,166
	U.S SAVINGS BOND SERIES I	1.060%	01/01/43	100,477		100,477
	U.S SAVINGS BOND SERIES I	1.760%	02/01/39	230,499		230,499
	U.S SAVINGS BOND SERIES EE	3.000%	03/01/38	127,840		127,840
	U.S SAVINGS BOND SERIES I	4.080%	10/01/31	402,270		402,270
	U.S SAVINGS BOND SERIES I	2.670%	01/01/33	301,381		301,381
	U.S SAVINGS BOND SERIES I	1.360%	01/01/40	214,525		214,525

	TOTAL U.S. GOVERNMENT SECURITIES					2,004,460

	CORPORATE DEBT SECURITIES

	INTER AMERN DEVELOPMENT BK	0.500%	05/24/23	12,080		12,080
	CATERPILLAR INC	3.900%	05/27/21	11,000		11,163
	KOCH INDS INC	0.099%	01/08/21	2,500		2,500
	LLOYDS BK CORPORATE MKTS PLC	0.147%	02/09/21	2,500		2,500
	STANDARD CHARTERED BK US	0.132%	01/22/21	1,000		1,000

	TOTAL CORPORATE DEBT SECURITIES					29,243

*	PARTICIPANT LOANS	3.75% to 6.00%		Maturity from 1 to 63 months		163,153

*    Party in interest as defined by ERISA
**    Cost information is not required for participant-directed investments and, therefore, is not included.

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b)	(c)		(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST	CURRENT
*				**	VALUE
	coupon	maturity	par/units
			(000's)		($000's)

	COMMON/COLLECTIVE TRUSTS

*	NT S&P 500 INDEX FUND		360		4,906,707

*	NT EXTENDED EQUITY MARKET INDEX FUND		2,842		3,045,422

*	NT WORLD EX-US INVESTABLE MARKET INDEX FUND		8,385		1,649,777

*	NT AGGREGATE BOND INDEX FUND		1,948		1,224,759

*	NT GOVERNMENT STIF FUND		54,564		54,564

*	NT CORE SL STIF FUND		28		28

	TOTAL COMMON/COLLECTIVE TRUSTS				10,881,257

	COMMON STOCK

*	EXXON MOBIL CORPORATION		113,527		4,679,655

	TOTAL ASSETS HELD				17,757,768

*    Party in interest as defined by ERISA
**    Cost information is not required for participant-directed investments and, therefore, is not included

SCHEDULE G
EXXONMOBIL SAVINGS PLAN
SCHEDULE G, PART III
SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
IDENTITY OF PARTY INVOLVED	RELATIONSHIP TO THE PLAN, EMPLOYER OR OTHER PARTY-IN-INTEREST	DESCRIPTION OF TRANSACTIONS	PURCHASE PRICE	SELLING PRICE	LEASE RENTAL	EXPENSES INCURRED IN CONNECTION WITH TRANSACTION	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN OR (LOSS) ON EACH TRANSACTION
Employee 1 - 16 *	Participant	16 participants Cares Act loans in amounts greater than the participants’ vested account balances for a total of $134,168

*Employees are rank and file employees.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of ExxonMobil Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ExxonMobil Savings Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held At End Of Year) as of December 31, 2020 and Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
June 10, 2021

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Stephen J. Kestle

Stephen J. Kestle
Administrator-Accounting

Dated: June 10, 2021

EXHIBIT INDEX

EXHIBIT

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm Dated June 10, 2021